Filed pursuant to Rule 424(b)(3)
Registration No. 333-201700

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 28, 2015

PROSPECTUS SUPPLEMENT

(To prospectus dated March 10, 2015)

2,375,000 Shares

Common Stock

Good Times Restaurants Inc.

This prospectus supplement and accompanying prospectus relate to the offer and sale by Good Times Restaurants Inc. of 2,375,000 shares of our common stock, $0.001 par value per share.

Our common stock is traded on the NASDAQ Capital Market under the symbol “GTIM.” On April 24, 2015, the last reported sale price of our common stock on the NASDAQ Capital Market was $8.06 per share.

As of April 21, 2015, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $66,935,159 based on 8,064,477 shares of outstanding common stock held by non-affiliates (compared to 9,461,739 shares of Common Stock outstanding including shares held by affiliates), at a price of $8.30 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on April 21, 2015. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have not sold any common stock pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement.

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Investing in the common stock involves risk. See “Risk Factors” beginning on page S-20 of this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement concerning factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriting discount	$	[•]	$	[•]
Proceeds, before expenses, to Good Times Restaurants Inc.	$	[•]	$	[•]

The underwriters may also purchase an additional 356,250 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

Delivery of the common stock is expected to be made on or about May [•], 2015.

Joint Book-Running Managers

Janney Montgomery Scott	Stephens Inc.

Lead Manager

Dougherty & Company

The date of this prospectus supplement is [•], 2015

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

S-i

NON-GAAP FINANCIAL MEASURES

This prospectus supplement contains “non-GAAP financial measures,” that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. Specifically, we make use of the non-GAAP measures “Restaurant operating profit” and “Adjusted EBITDA.”

Restaurant operating profit is not a financial measure determined in accordance with U.S. generally accepted accounting principles and should not be considered in isolation or as an alternative to income from continuing operations. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy and restaurant operating expenses and does not include general and administrative expenses, preopening expenses, depreciation and amortization and other. We believe restaurant operating profit is an important efficiency and performance metric. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants’ financial performance compared with our competitors.

Adjusted EBITDA is not a financial measure determined in accordance with U.S. generally accepted accounting principles and should not be considered in isolation or as an alternative to income from operations. Adjusted EBITDA is defined as net income or loss plus interest expense, depreciation and amortization, preopening expense, stock-based compensation, affiliate investment income or losses and other. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash items such as depreciation and amortization expenses and stock based compensation; and (ii) we use Adjusted EBITDA internally and a benchmark to evaluate our operating performance and compare our performance to that of our competitors.

Our calculation of Restaurant operating profit and Adjusted EBITDA may be different from the calculation used by other companies for non-GAAP financial measures having the same or similar names; therefore, they may not be comparable to other companies. See “Prospectus Summary—Summary Historical Consolidated Financial Information of Good Times Restaurants Inc. and Summary Historical Consolidated Financial Information of Bad Daddy’s International LLC” for reconciliations of Restaurant operating profit and Adjusted EBITDA to the most comparable GAAP measure for each.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement supplements the prospectus dated March 10, 2015, which is a part of Registration Statement No. 333-201700 and which we refer to as the “accompanying prospectus.” The accompanying prospectus relates to the offering by us of the securities described in the accompanying prospectus.

This document has two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS OR THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN, THE INFORMATION CONTAINED IN THE MOST RECENTLY DATED DOCUMENT SHALL CONTROL.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectus, even though this prospectus supplement and the accompanying prospectus are delivered or these shares of common stock are offered or sold on a later date.

This prospectus supplement is not an offer to sell any security other than our common stock and it is not soliciting an offer to buy any security other than our common stock. This prospectus supplement and the accompanying prospectus are not an offer to sell our common stock to any person, and they are not soliciting an offer from any person to buy our common stock, in any jurisdiction where the offer or sale to that person is not permitted.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “Good Times” and similar terms refer to Good Times Restaurants Inc., a Nevada corporation, and its consolidated subsidiaries, including Good Times Drive-Thru Inc. (“Drive Thru”) and BD of Colorado LLC (“BD of Colo”). Both Drive Thru and BD of Colo are wholly-owned subsidiaries of Good Times Restaurants Inc. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflect the consolidated business and operations of Good Times Restaurants Inc., BD of Colo, and Drive Thru, except for financial and operating data related to Bad Daddy’s International, LLC (“BDI”) and the proposed acquisition of BDI by the Company.

S-iii

FORWARD-LOOKING STATEMENTS

This prospectus supplement and any accompanying prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are covered by the safe harbors created thereby. A forward-looking statement is neither a prediction nor a guarantee of future events. We try, whenever possible, to identify these forward-looking statements by using words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” and similar expressions. Forward-looking statements are related to, among other things:

•	completion of the acquisition of Bad Daddy’s International, LLC, a North Carolina limited liability company (“BDI”);
•	realizing the synergies contemplated by the acquisition of BDI;
•	effectively and timely integrating BDI;
•	business objectives and strategic plans;
•	operating strategies;
•	our ability to open and operate additional restaurants profitably and the timing of such openings;
•	restaurant and franchise acquisitions;
•	anticipated price increases for our product offerings;
•	expected future revenues and earnings, comparable and non-comparable restaurant sales, results of operations, and future restaurant growth (both company-owned and franchised);
•	estimated costs of opening and operating new restaurants, including general and administrative, marketing, franchise development and restaurant operating costs;
•	anticipated selling, general and administrative expenses and restaurant operating costs, including commodity prices, labor and energy costs;
•	future capital expenditures;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements;
•	the sufficiency of the supply of commodities and labor pool to carry on our business;
•	success of advertising and marketing activities;
•	the absence of any material adverse impact arising out of any litigation in which we may become involved;
•	impact of the adoption of new accounting standards and our financial and accounting systems and analysis programs;
•	expectations regarding competition and our competitive advantages;
•	impact of our trademarks, service marks, and other proprietary rights; and
•	effectiveness of our internal control over financial reporting.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

In some cases, information regarding certain important factors that could cause actual results to differ materially from any forward-looking statements appears together with such statement. In addition, the factors described under Critical Accounting Policies and Estimates in Part II, Item 7 of our most recent Annual Report on Form 10-K/A, and Risk Factors in this prospectus supplement and the accompanying prospectus, as well as other possible factors not listed, could cause actual results to differ materially from those expressed in forward-looking statements, including, without limitation, the following: concentration of restaurants in certain markets and lack of market awareness in new markets; changes in disposable income; consumer spending trends and habits; increased competition in the quick service and casual dining restaurant markets; costs and availability of food and beverage inventory; our ability to attract qualified managers, employees, and franchisees; changes in the availability of capital or credit facility borrowings; costs and other effects of legal claims by employees, franchisees, customers, vendors, stockholders and others, including settlement of those claims; effectiveness of management strategies and decisions; weather conditions and related events in regions where our restaurants are operated; and changes in accounting standards, policies and practices or related interpretations by auditors or regulatory entities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

S-iv

Locations

Good Times Burgers & Frozen Custard (38)

Colorado

- Denver metro - 29
- Boulder - 1
- Ft. Collins - 1
- Longmont - 1
- Loveland - 1

Wyoming

- Gillette - 1
- Sheridan - 1

Bad Daddy's Burger Bar (13)

Colorado

- Denver metro - 3

North Carolina

- Charlotte - 5
- Raleigh - 2
- Winston-Salem - 1

South Carolina

- Greenville - 1

Tennessee

- Knoxville - 1

-36
-3
-8

good times restaurants, inc.

S-v

GOODTIMES

Burgers & Frozen Custard

DRUG FREE
BEEF.
vegetarian fed
ZERO ANTIBIOTICS
all natural
NO HORMONES
STEROID FREE
humanely raised
(AT LEAST SOMETHING IS DRUG FREE HERE IN COLORADO.)
MEYER
NATURAL ANGUS

Introducing
ANTIBIOTIC FREE
VEGETARIAN FED
HAND BREADED
CHICKEN TENDERS
OURS
American Humane CERTIFIED
Vegetarian Fed
HAND-BREADED
THEIRS
ANTIBIOTICS
OVERCROWDED CONDITIONS
FED ANIMAL BY-PRODUCTS

Happiness made to order.

Good Times - the all natural brand story

S-vi

The DISPENSARY of HAPPINESS

Bacon Burgers

Mushroom Lovers

Spoonbenders

Housemade Pickles

Breakfast Burritos

Hand Breaded Chicken Tenders

Good Times - the food

S-vii

BRISKET AND CHUCK. NO, IT'S NOT A 70'S TV SHOW.

it's the secret to our amazing burgers

Bad Ass Burger

Fried Pickles

Handspun Shakes

Daddy's Nachos

The Texican Salad

Sam I Am Burger

Bad Daddy's - the food

S-viii

Bad Daddy's
BURGER BAR

Bad Daddy's
BURGER BAR
CINEMA
BURGERS
BEER
SALADS
FRIES
SHAKES
Dine-In
TICKETS

Bad Daddy's - the experience

S-ix

PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus supplement and the accompanying prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to carefully read this entire prospectus supplement and the accompanying prospectus, including each of the documents incorporated herein or therein by reference, including the “Risk Factors” section.

Information About the Company

Our Company

Good Times Restaurants Inc. operates and franchises Good Times Burgers & Frozen Custard (“GTBFC”) restaurants and is a licensee of the Bad Daddy’s Burger Bar concept (“BDBB” or “Bad Daddy’s”) with development rights in Colorado, Oklahoma and Kansas. Good Times Burgers & Frozen Custard and Bad Daddy’s Burger Bar are two distinctly different, yet complementary, restaurant concepts. Each is positioned as a high quality brand within its respective segment of the industry, has attractive unit-level economics, significant growth potential, and strong current sales momentum.

We also own 48% of Bad Daddy’s Franchise Development (“BDFD”), the franchising entity for Bad Daddy’s Burger Bar. Each Bad Daddy’s pays a royalty fee to BDFD with the exception of the licensed restaurant in the Charlotte-Douglas Airport.

We have reached an agreement to acquire Bad Daddy’s International, LLC (“BDI”), an entity controlled by the founders of the concept and owner of the BDBB brand for a total consideration of up to $21 million (see “—Recent Developments”). BDI operates four BDBB restaurants in which it owns a 100% interest in Charlotte, NC, and two BDBB restaurants in which it owns a 53% and 51% interest in Raleigh, NC. BDI also owns a 24% interest in one BDBB restaurant in Winston Salem, NC, the 52% of BDFD that we do not already own, and receives a royalty payment from the licensed BDBB located in the Charlotte-Douglas Airport. After closing, the acquisition will provide the Company with complete ownership of the brand and trademark rights to BDBB, national expansion potential for BDBB with both company operated and franchised restaurants and ownership of the BDI restaurant interests in North Carolina. We intend to use the net proceeds of this offering plus our cash on hand to fund the $18.5 million cash portion of our acquisition of BDI, pay related costs, fees and expenses and to fund additional development of new restaurants for both GTBFC and BDBB.

Good Times Burgers & Frozen Custard is an upscale, quick service restaurant concept offering fresh, 100% all natural, hand crafted products. We operate 27 and franchise 11 Good Times restaurants located primarily in the Denver market and along the front range of Colorado. We believe Good Times Burgers & Frozen Custard is the only quick service chain in our region, and one of a very few in the country, that offers a menu of fresh all natural Angus beef, all natural chicken, and nitrate free bacon from animals that are humanely raised and vegetarian fed without the use of added hormones, steroids, or antibiotics. In addition to our all natural platform, we offer fresh, unique taste profiles such as Hatch Valley New Mexico green chile breakfast burritos, frozen custard made fresh every few hours in each restaurant, Wild Fries with Wild Dippin Sauce and fresh cut fries.

We compete primarily on the quality of our products and we believe that our menu items are consistent with the quality found at fast casual restaurants, but served at close to the speed of quick service restaurants. Our brand positioning is based on “Taking a Better Food Stand” supported by the marketing headline “Happiness Made to Order” with three primary brand pillars of Innovation, Quality, and Connectedness. Within Innovation, we strive to create products and flavor profiles available only at Good Times and that challenge traditional quick service restaurant norms. We communicate Quality throughout our menu, from our made-to-order items to our fresh, all natural, handcrafted attributes. We strive for Connectedness with our customers based on strong emotional ties to our brand through social media, appealing to an outdoor and active lifestyle, promoting locally sourced ingredients, and through community support and involvement.

Our average per person check is approximately $6.50, which we believe is lower than the average check at fast casual hamburger concepts such as Habit Burger, Five Guys, and Smashburger, but higher than the typical quick service restaurant average check. We do not offer a low-priced value menu like most national and multi-regional quick service chains, choosing to define our value proposition based on a range of price choices within each of our menu categories and the quality of our food.

The success of our strategy is evident in our strong same-store sales growth. Based on information from industry analysts and third party publications, our growth in comparable restaurant sales has outperformed the quick service restaurant industry average during each of the last four years. For fiscal 2014, comparable sales increased 14.6% over the prior year, following 11.9% growth in fiscal 2013, 3.1% growth in 2012 and 6.2% growth in 2011. Comparable restaurant sales for first and second quarters of fiscal 2015 increased 8.0% and 8.2%, respectively, reflecting a three year compound growth rate in excess of 30% in each quarter. Our second fiscal 2015 quarter was the twentieth consecutive quarter of comparable sales growth (after adjusting for construction related disruption of the access to two restaurants in the fourth quarter of fiscal 2012).

(1)  Fourth quarter of Fiscal Year 2012 adjusted for construction related disruption of the access to two restaurants, which impacted overall same store sales by -1.4%.

The growth in our comparable sales over the last several years has translated into significant expansion in our restaurant operating margin and growth in our restaurant operating profit. Although we tend to operate with slightly higher food costs as a percentage of sales than many quick service restaurant chains, our operating systems enable tight control of labor and other operating costs resulting in a highly competitive unit-level economic model.

Dollars in thousands

Bad Daddy’s Burger Bar operates in the emerging “small box” better burger casual dining segment and is an upscale, chef driven, full service, full bar concept.

The menu consists of items made according to chef-driven recipes and with high quality ingredients that we believe have broad consumer appeal, yet are very distinctive within the upscale, casual dining segment. The menu is comprised of signature burgers, salads, sandwiches, and appetizers executed in unique flavor profiles. Regular “chef specials” are offered in each menu category that highlight local ingredients whenever possible. Housemade sauces and dressings, a brioche bun, non-beef alternatives including buffalo, tuna, turkey and chicken and Create Your Own Burgers and Salads all help to differentiate Bad Daddy’s from other restaurants. The food menu is complemented by a full bar that focuses on local, craft microbrew beers and specialty cocktails. Alcoholic beverages account for approximately 17-21% of sales in our Bad Daddy’s restaurants. The quality positioning generates an average per person check of over $16, slightly above traditional bar and grill competitors such as Chili’s and Red Robin. The restaurants have a high energy yet family friendly environment with iconic, pop culture design elements and a personal, ultra-friendly and informal service platform. BDBB’s menu, service and environment are designed around a slightly irreverent brand personality, such as our Bad Ass Burger and Bad Ass Margarita menu items, Don’t Touch My Tots t-shirts and the iconic Farrah Fawcett and Paul Newman Cool Hand Luke posters in the men’s and women’s rooms. A typical BDBB restaurant is approximately 3,500-4,000 square feet with an enclosed patio, smaller than most other casual dining restaurants. Based on average annual restaurant sales of approximately $2.7 million (for restaurants open more than 15 months), BDBBs generate average sales per square foot of over $770, which we believe is a key metric indicating the strength and expansion potential of the concept. While sharing common design elements, each restaurant has unique features intended to create the impression that each Bad Daddy’s is local to its trade area and serves as a further point of differentiation from the larger casual dining chains. We believe BDBBs’ innovative menu and personalized service combined with a unique, fun restaurant design enhance our customers’ experience and differentiate BDBB from its competitors.

Background on the Acquisition of Bad Daddy’s International

Having successfully operated three Bad Daddy’s Burger Bar restaurants, two of which are performing well above the historical average of all Bad Daddy’s restaurants in sales, we decided to acquire BDI in order to capitalize on the opportunity to have control over the long term direction of the brand and to fulfill our strategic goal of owning an additional growth concept with multi-regional or even national expansion potential. The principal characteristics we evaluated for the acquisition of BDI were:

•	A highly differentiated concept exhibiting high customer loyalty;
•	Industry top tier unit economic model approximating a 35 - 40% cash-on-cash return on investment; and
•	The ability to retain experienced management.

Differentiated concept/high customer loyalty. Bad Daddy’s upscale, chef-driven menu and largely scratch kitchen are significant points of differentiation from many competitors in what we believe has become an institutionalized casual dining segment. The concept has shown consistent same-store sales growth at the initial North Carolina locations and the portability of the concept has successfully been demonstrated in a variety of markets, evidencing strong consumer appeal and customer loyalty.

Excellent unit economics. Bad Daddy’s restaurants generate in excess of $770 in sales per square foot annually (for restaurants open more than 15 months) out of a relatively small footprint which we believe is among the highest in the full service, casual better burger segment of the industry. We also believe that Bad Daddy’s restaurants generate a restaurant operating profit margin comparable to other full service casual theme restaurants, which when combined with the sales per square foot from a smaller facility, generates a higher sales to cash investment ratio than that of many full service concepts. During 2014, the North Carolina restaurants open for at least 15 months generated average sales per restaurant of $2.7 million out of an average of 3,499 square feet.

Based on those results and the results of our restaurants in Colorado, our targeted operating metrics for new restaurants include a restaurant level cash-on-cash return of approximately 35% to 40% based on average sales of $2.4 – 2.7 million, a restaurant operating profit margin of approximately 13 – 17%, and a cash investment to develop a new store between $800,000 and $900,000, net of tenant improvement allowances provided by the landlord. This results in a sales to cash investment ratio of 2.4 – 3.0 to 1.

Management. Upon closing of our acquisition of BDI, we plan to retain virtually all the restaurant-level management of BDI, most of whom have extensive tenure with the brand. In addition, we are retaining the concept’s executive chef who joined BDI from Seasons 52 in 2014 and who we believe will be a key contributor to the brand’s success through continued menu innovation and systems refinement.

Our Business Strengths

Our Brands are Complementary. While operating in different segments of the restaurant industry, our two brands share the following qualities:

Each is positioned at the upper end of its respective segment with the value proposition primarily driven by quality and uniqueness. We believe Good Times Burgers and Frozen Custard is the only quick service chain in our region that offers beef, chicken, and bacon that is produced without added steroids, hormones, and antibiotics, are vegetarian fed, and from humanely-raised animals. Our quality positioning is further supported by serving fresh cut fries, hand breaded chicken tenders, fresh lemonade, and frozen custard made fresh every few hours with all natural cream and eggs, among other items. We do not offer a dollar menu that many national chains do, choosing to compete on a market position emphasizing quality and uniqueness and serving made-to-order products with quick service restaurant speed of service.

Bad Daddy’s Burger Bar is an early entrant in the “small box” better burger casual dining segment. The menu contains chef-driven items with many made from scratch in our kitchens. Bad Daddy’s resonates with consumers by consistently executing high quality menu items with unique flavor profiles that are delivered in a personalized, high energy environment with a slightly irreverent brand personality.

Our Brands Have a Common Culture and Operating Philosophy. While each of our brands is led by separate operating teams, each shares a commitment to four pillars for success:

•	Values. Each brand focuses on developing behaviors and expectations around our core values of Integrity, Respect, Continued Improvement, and Fun.
•

People. Each brand seeks to hire high quality people throughout and provide them with comprehensive training programs designed to ensure that they deliver consistently superior products and service. Each has an incentive program at the restaurant level based on balanced metrics that drive customer service, personnel development, and financial performance.

•	Distinctive quality. Each brand strives to offer unique, high quality menu items with distinctive taste profiles made with fresh, high quality ingredients.
•

Excellent systems. Each brand takes a “best practices” approach, cross-pollinating the best ideas that are applicable to either brand. We seek to provide the best operating systems and processes to ease the administrative burden of management, enabling them to focus on leading their team members. Our philosophy is that systems and processes drive financial success, leadership serves as an example and motivating force to our crew members who interact with our guests, driving sales and customer loyalty.

Our Brands Share a Similar Customer Demographic. Due to the common strategic focus on a quality positioning, both Good Times and Bad Daddy’s appeal to a slightly higher income, more upscale consumer demographic profile. However, there is little if any overlap between the brands in how consumers use them. Good Times is convenience driven and the majority of its sales are derived from drive through transactions with a $6.50 per person average check, while Bad Daddy’s provides a more destination oriented, full service dining occasion with a $16 per person average check.

Our Brands Have Significant Expansion Potential. We believe both of our brands are well positioned to take advantage of consumers’ growing demand for restaurants with fresh, high quality, all natural products that offer fully customizable menu choices. Consumers want to know where their food comes from, want to be able to customize menu items to fit their individual preference and dining occasions, and place a higher value on perceived healthiness and on brands they can trust to execute on those attributes. We believe Good Times and Bad Daddy’s are both well positioned to capitalize on those macro-trends.

Both of our brands currently operate with relatively small market penetration and overall development footprints, providing significant expansion potential. As we further develop our markets, we expect to realize efficiencies in supervision and development and training of our employees, as well as economies of scale in our supply chain cost structure. It is our goal to grow concentrically from our existing operating bases in order to maximize brand awareness and operating and distribution efficiencies.

During 2014 and 2015, we made investments in our Information Technology platform so that Good Times and Bad Daddy’s operate with a common point of purchase system and we plan to migrate to a common back office system by fiscal 2016.

Our Brands Produce Excellent Returns on Capital. We have developed a new prototype free-standing Good Times Burgers & Frozen Custard building that is approximately 2,200 square feet and contains 50 seats. Our intent is to lease both the land and the building so our investment in a new location is comprised only of furniture, fixtures, and equipment (FF&E). Our estimated target new unit model for the second full year of a new restaurant’s operation is as follows:

Targeted sales	$1,200,000 – 1,400,000
Restaurant operating profit (13.5% to 17.5%)	$162,000 – $245,000
FF&E	$325,000
Cash-on-cash return (FF&E only)	50% – 75%

If we elect to own the building and lease the land, we estimate that our cash-on-cash return would be approximately 20% at $1,300,000 in sales, the mid-range of our targeted sales, on a total investment of approximately $1.25 million and a store-level cash flow margin of 20%, with the higher margin attributable to lower rent. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy costs, restaurant operating expenses and advertising and does not include general and administrative expenses, preopening expenses, depreciation and amortization and other non-restaurant level expenses.

Our Bad Daddy’s Burger Bar restaurants are typically sited in in-line locations with our estimated target new unit model for the second full year of operations for restaurants located in Colorado as follows:

Targeted sales	$2,400,000 – $2,700,000
Restaurant-level cash flow (13-17%)	$312,000 – $449,000
Investment, net of tenant allowance	$850,000
Cash-on-cash return	35% – 40%

Restaurant operating profit margins at the North Carolina stores that we are acquiring are higher than our Colorado estimated target, largely because of a lower minimum tip credit wage, resulting in a return on investment exceeding our target unit model at comparable sales levels.

Our most recently opened locations for both the Good Times and Bad Daddy’s brands are currently meeting or exceeding our target unit sales models.

We Have Assembled a Dedicated Management Team with Significant Experience. Our core Good Times management team has worked together for over 20 years developing its concept and systems. Immediately after signing our license agreement to operate Bad Daddy’s restaurants in Colorado, we hired a team experienced in the management and development of full service concepts to guide the growth of that brand. The two executives we hired had worked together previously as part of the management team that developed the Lone Star Steakhouse concept from 8 to over 200 restaurants. We also recently hired a Chief Financial Officer (see “—Recent Developments”) with significant finance and accounting experience in growing a public restaurant company, who also is committed to our culture and core values.

Each of our brands are operated under separately dedicated management teams utilizing shared support services in Administration, Finance, Accounting, Human Resources, Development, Marketing and Information Technology. We believe we have the processes and systems in place to support accelerated growth.

We Have Significant Operating Momentum. Same-store sales at Good Times increased 8% in our first fiscal quarter ended December 31, 2014, and 8.2% in our second fiscal quarter ended March 31, 2015, marking the twentieth consecutive quarter of same-store sales growth, after adjusting for construction related disruption at two restaurants in the fourth quarter of fiscal 2012, which impacted overall same store sales by -1.4%. Our compound same-store sales growth rate was approximately 35% from the second quarter of fiscal 2012 to the second quarter of fiscal 2015. We believe this performance is largely the result of the evolution in our brand positioning, the re-imaging of several of our older restaurants, effective broadcast and social media marketing, and consistent execution of the customer experience. We plan to continue to re-image and remodel our remaining restaurants, innovate with new menu items in keeping with our brand strategy, and communicate our brand story to maintain our same-store sales growth.

The performance of our Bad Daddy’s restaurants has also been strong. Total sales of our three restaurants were $2,009,000 in the second quarter of fiscal 2015 and our two most recently opened restaurants had average annualized sales over $3 million during the quarter. Our first location, which opened in February 2014, experienced approximately 30% sales growth in the second quarter over the comparable prior year period. Sales of the Bad Daddy’s restaurants in which we are acquiring interests as a result of the BDI acquisition and which were open for at least 15 months averaged $2.7 million for the fifty-two weeks ended December 28, 2014.

Our Growth Strategies

We believe that there are significant opportunities to develop new units, grow customer traffic and increase awareness of our brands throughout the Unites States. The following sets forth the key elements of our growth strategy.

Pursue Disciplined Growth of Company-operated Bad Daddy’s Burger Bar Restaurants. We currently have four leases signed or in final stages of negotiation for new Bad Daddy’s restaurants in Colorado that are expected to be opened by the end of calendar year 2015 and we are in various stages of lease negotiation for additional sites for development in 2016. Additionally, BDI has signed one lease for a new restaurant in Charlotte, North Carolina with an expected opening in 2016 and we plan to pursue additional sites for development in Charlotte, Raleigh and other cities in North Carolina. We intend to follow a disciplined strategy of initially developing restaurants in other metropolitan areas in the Mid-Atlantic region and in states contiguous to Colorado that meet our demographic, real estate and investment criteria in order to maximize the efficiency of our regional and brand management and cost control.

We believe that the broad appeal of Bad Daddy’s concept and the high sales generated per square foot make it attractive to developers and provide us with the opportunity for continued expansion in markets across the country. We seek sites in upper middle income suburban areas in proximity to upscale retail developments, theaters and high levels of daytime employment.

Develop joint venture and/or franchised Bad Daddy’s. We believe Bad Daddy’s market position and return on capital will attract considerable interest from experienced restaurateurs to franchise or joint venture the concept. Prior to aggressively pursuing this option, however, we intend to further demonstrate the brand’s appeal through the development of additional company-operated restaurants. We believe that by further proving the consumer acceptance and successful financial performance of the brand we will attract the highest quality development partners.

Remodel/Refresh our Good Times restaurants. There are two levels to our remodel program that began in fiscal 2012: a refreshing of the restaurant exterior that includes painting, landscaping, new exterior finishes, new graphics and signage and upgraded patio accoutrements; and a larger scale remodeling of the restaurant that includes new dining room finishes and décor and the rebuilding of select locations. We have refreshed eleven company owned and three franchised restaurants to date at an average cost of approximately $50,000 each, and plan on refreshing an additional two company owned and one franchised locations during the remainder of fiscal 2015. We plan to remodel an additional four company owned Good Times restaurants during the remainder of fiscal 2015 and complete the remodel/refresh of the remaining restaurants during fiscal 2016 and 2017. We anticipate that Good Times will generate sufficient cash flow from operations in fiscal 2016 and 2017 to fund its refresh and remodel capital expenditures. The specific sales increases attributable to the remodel/refresh program are difficult to quantify due to the overall sales growth in all our restaurants. However, we believe that the refresh and remodel investment brings the restaurants up to our current brand standards, improves the appearance and street appeal of the restaurants, improves the overall customer experience and supports the brand’s quality positioning.

Expand the number of Good Times Burger & Frozen Custard locations. We are currently planning on opening one location in Denver during our fiscal 2015 third quarter and have additional sites under negotiation in Colorado for future development. We are also evaluating new markets outside of Colorado for potential development and intend to enter one such market in fiscal 2016. Depending on the success of the initial restaurant, we could decide to franchise the market, develop additional company-operated restaurants, and seek additional new markets in which to expand.

Increase same-store sales. We intend to continue to focus on increasing our same-store sales, although we believe the rate of increase is likely to moderate as we begin our sixth year of consistent gains. We plan to further strengthen our fresh, handcrafted, all natural brand position with menu innovation and quality improvements in each of our menu categories, such as our recent introduction of all natural Bacon, Smothered Fries, Summer Shakes, and all natural Flavored Tenders. We will also continue our broadcast marketing program while expanding our social media activities to elevate our online consumer facing conversation around the attributes of our all natural platform for each of our core products. We believe that the completion of the remodeling and reimaging of our Good Times restaurants will positively impact our same-store sales trends. We intend to increase Bad Daddy’s same store sales through continual innovation in both ongoing menu engineering and chef-special temporary menu items that we believe drive increased customer visits as well as the per person average check. We also plan to promote our local, microbrew craft beer selections at each restaurant and increase our employees’ knowledge of each beer’s attributes and taste profile. Bad Daddy’s marketing is targeted to individual trade areas and includes a high level of community involvement and support of local charities.

Recent Developments

On April 24, 2015 we entered into an agreement to acquire BDI, which will result in the acquisition of the interests in the other entities owned by BDI, including the 52% of BDFD not owned by the Company, subject to successful completion of this offering and certain other contingencies. The aggregate purchase price is up to $21.0 million, comprised of $18.5 million payable in cash and a seller note of $2.5 million. The seller note matures in one year, bears interest at 3.25% per year payable quarterly, and can be prepaid at any time without penalty. The seller note could be reduced up to $500,000 to the extent sales at the Mooresville, N.C. restaurant are below a threshold amount in the 90 days prior to closing. In connection with the acquisition, the Company received a fairness opinion from Janney Montgomery Scott LLC.

BDI has ownership interests in seven BDBB restaurants; it owns a 100% interest in four BDBB restaurants in Charlotte, NC, a 53% and 51% interest in two BDBB restaurants in Raleigh, NC and a 24% interest in one BDBB restaurant in Winston Salem, NC. BDI also owns the intellectual property associated with the Bad Daddy’s Burger Bar concept, owns 52% of BDFD, which controls the franchising rights for the Bad Baddy’s concept, and receives 100% of the royalty income from the BDBB that is operated under a license agreement with HMS Host in the Charlotte-Douglas Airport. There are currently five other licensed and franchised BDBBs, three of which we operate in Colorado and two of which are operated by third party franchisees in Greenville, South Carolina and Knoxville, Tennessee. The following table summarizes our interests in all Bad Daddy’s locations before and after the acquisition. We are acquiring all of BDI’s ownership interests.

Bad Daddy’s Systemwide Current Restaurants

			Good Times Ownership		Royalty Rate to BDFD
Location	Date Opened	Type	Pre-Acq.	Post-Acq.	Pre-Acq.	Post-Acq.

Huntersville, NC (Birkdale)	2012	Company	0%	100%	1%	0% (a)
Charlotte, NC	2007	Company	0%	100%	1%	0% (a)
Ballantyne, NC	2009	Company	0%	100%	1%	0% (a)
Raleigh, NC	2012	Joint-Venture	0%	51%	1%	1%
Winston-Salem, NC	2014	Joint-Venture	0%	24%	1%	1%
Cary, NC	2013	Joint-Venture	0%	53%	1%	1%
Mooresville, NC	2015	Company	0%	100%	1%	0% (a)
Denver, CO (Northglenn)	2014	Company	100%	100%	3%	0% (a)
Denver, CO (Cherry Creek)	2014	Company	100%	100%	3%	0% (a)
Denver, CO (Southlands)	2015	Company	100%	100%	3%	0% (a)
Knoxville, TN	2015	Franchise	0%	0%	3%	3% (b)
Greensville, SC	2013	Franchise	0%	0%	3%	3%
Charlotte Airport	2011	License	0%	0%	0%	4.25% (c)

(a)	100% Company-owned stores will no longer pay a royalty following the complete acquisition of BDFD
(b)	Knoxville royalty escalates from 3% in 2015 to 4% in 2016 and 5% in 2017.
(c)	Charlotte airport pays a royalty fee of 4.25% of gross revenue directly to BDI, not through BDFD. Post-Acquisition this royalty fee will be paid to Good Times.

Average sales in calendar 2014 for the BDBBs we are acquiring that were open for at least 15 months (four restaurants) were approximately $2.7 million and the average Restaurant Operating Profit margin was 18.6%.

We estimate that the acquisition of BDI will be accretive to adjusted earnings before interest, taxes, depreciation, and amortization, and will reduce the net loss per share excluding acquisition expenses. The estimated accretion is based upon the amount of acquired earnings before interest, taxes, depreciation and amortization from the North Carolina restaurants plus our expected synergies in general and administrative expenses, the elimination of the royalty we pay to BDFD on sales at our Colorado BDBBs, ownership of 100% of BDFD, and the royalty from the Charlotte-Douglas Airport location. We also anticipate that we will be able to generate additional operating synergies longer term including purchasing, menu development, and further refinement of operating systems.

On April 2, 2015, we announced that our same-store sales for our Good Times Burgers and Frozen Custard brand increased 8.2% in our second quarter ended March 31, marking the 20th consecutive quarterly increase in same-store sales (after adjusting for the impact of construction disruption at two stores in the fourth quarter of 2012 that impacted overall same store sales by -1.4%). Our three-year rate of increase in same-store sales was approximately 35%. We also announced that total sales of our three Bad Daddy’s restaurants in Colorado were $2.0 million in our second quarter and that our initial Bad Daddy’s located in Cherry Creek recorded a 30% increase in its sales from the comparable year-earlier period.

On April 6, 2015 we announced we had appointed James Zielke to be our Chief Financial Officer effective May 4, 2015. Mr. Zielke is a key addition to our management team as we prepare to take advantage of the growth opportunities of our two brands.

Our Challenges

Before you invest in our common stock, you should carefully consider all of the information contained elsewhere and incorporated by reference in this prospectus, including matters set forth under the heading “Risk Factors” herein. Risks relating to our business include, among others, the following:

•	our financial results depend significantly on the success of our existing and new restaurants;
•

our long term success is highly dependent on our ability to successfully identify new locations and develop and expand our operations, while providing scalable and effective restaurant support and infrastructure;

•	our susceptibility to economic trends and developments, including adverse weather, in the areas in which our restaurants are located;
•	changes in food costs and availability could adversely affect our operating results;
•	our inability to successfully maintain sales and operating cash flow in our integration of the BDI acquisition; and
•	our dependence on our ability to attract and retain key management and operations personnel.

Corporate Information

Our principal executive offices are located at 141 Union Blvd, Suite 400, Lakewood, Colorado 80228 and our telephone number is 303-384-1400. Our website address is www.goodtimesburgers.com. The information contained on our website or that can be accessed through it does not constitute part of this prospectus other than documents that we file with the SEC that are incorporated by reference into this prospectus.

Summary Historical Consolidated Financial Information of Good Times Restaurants Inc.

The summary historical consolidated financial information for Good Times Restaurants Inc. presented below for the years ended September 30, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements. The historical financial information for the three months ended December 31, 2014 and 2013 has been derived from our unaudited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The financial information presented below should be read in conjunction with our consolidated financial statements and accompanying notes, management’s discussion and analysis of results of operation and financial condition included in our Annual Report on Form 10-K/A for the year ended September 30, 2014 and our Quarterly Report on Form 10-Q for the quarter ended December 31, 2014, each of which is incorporated by reference herein. Results for interim periods may not be indicative of results for full fiscal years.

Consolidated Statement of Income Data:

	Year Ended September 30,			Three Months Ended December 31,
	2014	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Restaurant sales	$27,662	$22,523	$19,274	$7,766	$5,829
Franchise fees and royalties	375	369	432	89	82
Total net revenues	28,037	22,892	19,706	7,855	5,911
Costs and expenses:
Food and packaging costs	9,273	7,655	6,592	2,749	1,939
Payroll and other employee benefit costs	9,309	7,809	6,691	2,657	1,982
Occupancy and other operating costs	4,892	4,345	3,939	1,338	1,027
New store preopening costs	669	99	—	237	148
Depreciation and amortization	682	719	795	221	143
Selling, general & administrative costs	3,351	2,608	2,154	996	742
Franchise costs	96	67	60	26	22
Loss (gain) on restaurant assets	(16)	(18)	(51)	(6)	(6)
Total costs and expenses	28,256	23,284	20,180	8,218	5,997
Loss from operations	$(219)	$(392)	$(474)	$(363)	$(86)
Non-operating income (expense):
Other income (expense)	(10)	(6)	5	(2)	(3)
Affiliate investment income (loss)	(146)	(102)	—	1	(72)
Interest income (expense), net	5	(44)	(199)	3	2
Net loss	$(370)	$(544)	$(668)	$(361)	$(159)
Income attributable to non-controlling interest	(320)	(143)	(109)	(49)	(64)
Net loss attributable to Good Times Restaurants Inc.	$(690)	$(687)	$(777)	$(410)	$(223)
Preferred stock dividends	59	120	—	—	30
Net loss attributable to common shareholders	$(749)	$(807)	$(777)	$(410)	$(253)
Basic and diluted loss per share	$(0.12)	$(0.27)	$(0.29)	$(0.04)	$(0.05)
Weighted average shares outstanding
Basic and diluted	6,151,603	2,967,310	2,726,214	9,179,007	4,926,214

Balance Sheet Data (end of period):

	September 30,			December 31,
	2014	2013	2012	2014
	(Dollars in thousands, except per share data)
Cash and cash equivalents	$9,894	$6,143	$616	$11,497
Working capital	7,841	4,834	848	9,442
Total assets	16,881	9,875	7,061	20,084
Non-controlling interest in partnerships	279	242	203	270
Long-term debt	219	94	139	565
Stockholders’ equity	$13,321	$7,321	$3,260	$16,209

Other Financial Data:

	Year Ended September 30,			Quarter Ended December 31,
	2014	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Net cash provided by (used in) operating activities	$1,438	$703	$(22)	$(213)	$295
Net cash provided by (used in) investing activities	$(3,849)	$453	$594	$(1,750)	$(1,139)
Net cash provided by (used in) financing activities	$6,162	$4,371	$(803)	$3,566	$(93)
Capital expenditures	$3,397	$2,506	$314	$1,752	$768
Restaurant operating profit (1)	$4,188	$2,714	$2,052	$1,022	$881
Restaurant operating profit as a percentage of sales	15.1%	12.1%	10.7%	13.2%	15.1%
Adjusted EBITDA (2)	$964	$448	$306	$111	$170
Adjusted EBITDA as percentage of revenues	3.4%	2.0%	1.6%	1.4%	2.9%

Operating Data: (Good Times restaurants only)
Total restaurants at end of period	25	25	24	26	25
Total comparable restaurants at end of period	25	23	22	25	25
Average unit volume (3)	$1,035	$903	$807	$252	$233
Same-store sales percentage change (4)	14.6%	12.0%	3.1%	8.0%	17.4%

———————

(1)

Restaurant operating profit is not a financial measure determined in accordance with U.S. Generally Accepted Accounting Principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from continuing operations. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy and restaurant operating expenses and does not include general and administrative expenses, preopening expenses, depreciation and amortization and other. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. We believe restaurant operating profit is an important efficiency and performance metric. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants’ financial performance compared with our competitors.

(2)

Adjusted EBITDA is not a financial measure determined in accordance with U.S. Generally Accepted Accounting Principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from operations. Adjusted EBITDA is defined as net income or loss plus depreciation and amortization, preopening expense, interest income, stock-based compensation, affiliate investment income or losses and other. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash items such as depreciation and amortization expenses and stock based compensation; and (ii) we use Adjusted EBITDA internally and a benchmark to evaluate our operating performance and compare our performance to that of our competitors.

(3)	Includes only those restaurants in the comparable restaurant base which includes restaurants that have been open longer than fifteen months.
(4)	Same-store sales percentage change reflects the periodic change in restaurant sales for the comparable restaurant base compared to the same prior period.

A reconciliation of Adjusted EBITDA and Restaurant Operating Profit to our Net Loss and Loss from Operations are provided below:

	Year Ended September 30,			Quarter Ended December 31,
	2014	2013	2012	2014	2013
	(Dollars in thousands, except per share data)
Loss from operations as reported	$(219)	$(392)	$(474)	$(363)	$(86)
Adjustments to loss from operations:
Preopening expense	$669	$99	—	$237	$148
Depreciation and amortization	$682	$719	$795	$221	$143
Selling, general, & administrative	$3,351	$2,608	$2,154	$996	$742
Franchise revenues, net of franchise costs	$(279)	$(302)	$(372)	$(63)	$(60)
Loss (gain) on restaurant assets	$(16)	$(18)	$(51)	$(6)	$(6)
Restaurant operating profit	$4,188	$2,714	$2,052	$1,022	$881

Net loss as reported	$(690)	$(687)	$(777)	$(410)	$(223)
Adjustments to net loss:
Interest income, net	$(5)	$44	$199	$(3)	$(2)
Depreciation and amortization	$682	$719	$795	$221	$143
Stock based compensation	$162	$171	$69	$67	$32
Affiliate investment loss (income)	$146	$102	—	$(1)	$72
Unrealized gain on interest rate swap	—	—	$20	—	—
Preopening expense	$669	$99	—	$237	$148
Adjusted EBITDA	$964	$448	$306	$111	$170

Summary Historical Consolidated Financial Information of Bad Daddy’s International, LLC

The summary historical consolidated financial information presented below for Bad Daddy’s International, LLC for the years ended December 28, 2014 and December 29, 2013 has been derived from Bad Daddy’s International, LLC’s audited consolidated financial statements. The financial information presented below should be read in conjunction with Bad Daddy’s International, LLC’s consolidated financial statements and accompanying notes filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2015 and incorporated by reference herein.

Consolidated Statement of Income Data:

	Year Ended
	December 28,	December 29,
	2014	2013
	(Dollars in thousands)
Restaurant sales	$12,712	$9,876
Franchise fees and royalties	438	24
Total net revenues	13,150	10,120
Costs and expenses:
Food and packaging costs	4,239	3,191
Payroll and other employee benefit costs	4,239	3,535
Occupancy and other operating costs	1,874	1,595
New store pre-opening costs	206	—
Depreciation and amortization	409	317
Selling, general & administrative costs	987	1,039
Franchise costs	328	268
Loss (gain) on restaurant assets	11	(21)
Total costs and expenses	12,293	9,924
Income from operations	$857	$196
Non-operating income (expense):
Other income	19	10
Affiliate investment income (loss)	11	(99)
Interest income (expense), net	(13)	(6)
Net income	$874	$101
Income attributable to non-controlling interest	(22)	290
Net income attributable to Bad Daddy’s international	$852	$391

Balance Sheet Data (end of period):

	Year Ended
	December 28,	December 29,
	2014	2013
	(Dollars in thousands)
Cash and cash equivalents	$1,178	$1,126
Working capital	316	198
Total assets	4,777	4,618
Non-controlling interest in limited liability companies	1,151	1,286
Long-term debt	—	—
Members’ equity	$3,339	$2,943

Other Financial Data:

	Year Ended
	December 28,	December 29,
	2014	2013
	(Dollars in thousands)
Net cash provided by operating activities	$1,442	$419
Net cash used in investing activities	$(607)	$(1,459)
Net cash provided by (used in) financing activities	$(783)	$1,675
Capital expenditures	$594	$1,199
Restaurant operating profit (1)	$2,360	$1,555
Restaurant operating profit as a percentage of sales	18.6%	15.8%
Adjusted EBITDA (2)	$1,469	$813
Adjusted EBITDA as percentage of revenues	11.2%	8.0%

———————

(1)

Restaurant operating profit is not a financial measure determined in accordance with U.S. generally accepted accounting principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from continuing operations. Restaurant operating profit is defined as restaurant sales minus cost of sales, labor, occupancy and restaurant operating expenses and does not include general and administrative expenses, preopening expenses, depreciation and amortization and other. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. We believe restaurant operating profit is an important efficiency and performance metric. We use restaurant operating profit as a percentage of restaurant sales as a key metric to evaluate our restaurants’ financial performance compared with our competitors.

(2)

Adjusted EBITDA is not a financial measure determined in accordance with U.S. generally accepted accounting principles (see reconciliation below) and should not be considered in isolation or as an alternative to income from operations. Adjusted EBITDA is defined as net income or loss plus depreciation and amortization, preopening expense, affiliate investment income or losses and other. Adjusted EBITDA is presented because: (i) we believe it is a useful measure for investors to assess the operating performance of our business without the effect of non-cash items such as depreciation and amortization expenses; (ii) we believe that investors will find these measures useful in assessing our ability to service or incur indebtedness; and (iii) we use Adjusted EBITDA internally and as a benchmark to evaluate our operating performance and compare our performance to that of our competitors.

A reconciliation of Adjusted EBITDA and Restaurant Operating Profit to our Net Income and Income from Operations are provided below:

	Year Ended
	December 28,	December 29,
	2014	2013
	(Dollars in thousands)
Income from operations as reported	$857	$196
Adjustments to loss from operations:
Preopening expense	$206	$—
Depreciation and amortization	$409	$317
Selling, general, & administrative	$987	$1,039
Franchise revenues, net of franchise costs	$(110)	$24
Loss (gain) on restaurant assets	$11	$(21)
Restaurant operating profit	$2,360	$1,555
Net income as reported	$852	$391
Adjustments to net loss:
Interest expense, net	$13	$6
Depreciation and amortization	$409	$317
Affiliate investment loss (income)	$(11)	$99
Preopening expense	$206	$—
Adjusted EBITDA	$1,469	$813

Summary Pro Forma Financial Information

The unaudited pro forma condensed combined balance sheet information presented illustrates the effect of the acquisition of Bad Daddy’s International, LLC as if the acquisition had occurred as of December 31, 2014. The unaudited pro forma condensed combined statement of operations information for the twelve months ended September 30, 2014 illustrates the effect of the acquisition of Bad Daddy’s International, LLC and related assets as if it had occurred on October 1, 2013, and was derived from the historical unaudited statements of operations for Bad Daddy’s International, LLC, combined with Good Times Restaurants Inc.’s historical audited statements of operations for the year ended September 30, 2014. The unaudited pro forma condensed combined statement of operations information for the three months ended December 31, 2014 illustrates the effect of the acquisition of Bad Daddy’s International, LLC and related assets as if it had occurred on October 1, 2014, and was derived from the historical unaudited statements of operations for Bad Daddy’s International, LLC, combined with Good Times Restaurants Inc.’s historical unaudited statements of operations for the three months ended December 31, 2014. The financial information presented below should be read in conjunction with the full unaudited condensed pro forma consolidated financial data filed as Exhibit 99.3 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2015 and incorporated by reference herein.

Bad Daddy’s International, LLC owns all of the member interests in four limited liability companies each of which owns and operates a Bad Daddy’s Burger Bar restaurant in North Carolina. In addition, Bad Daddy’s International, LLC owns a portion of the member interests in three other limited liability companies each of which also owns a Bad Daddy’s Burger Bar restaurant in North Carolina. Bad Daddy’s International, LLC also owns the intellectual property associated with the Bad Daddy’s Burger Bar concept and owns 52 percent of the member interests in Bad Daddy’s Franchise Development, LLC which has granted franchises for the ownership and operation of Bad Daddy’s Burger Bar restaurants in South Carolina and Tennessee. Bad Daddy’s International, LLC also has also granted a license for the operation of a Bad Daddy’s Burger Bar at the Charlotte airport. As a result of the purchase of Bad Daddy’s International, LLC, we will acquire all of the foregoing interests and assets. The aggregate price we have agreed to pay for the purchase of Bad Daddy’s International, LLC is $21,000,000 consisting of $18,500,000 of cash and a one year promissory note bearing interest at 3.25 percent in the amount of $2,500,000.

Good Times Restaurants Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2014

	Audited Bad Daddy’s International, LLC	Unaudited Good Times Restaurants Inc.	Subtotal of Historical Information	Total Pro Forma Adjustments		Pro Forma Consolidated Balance Sheet
Current Assets
Cash	$1,178,075	$11,497,000	$12,675,075	$(18,500,000)	a	$10,890,075
				(624,000)	b
				17,300,000	c
				39,000	g
Accounts receivable	36,582	88,000	124,582	—		124,582
Inventory	90,359	314,000	404,359	19,000	g	423,359
Prepaid expenses & other	17,243	77,000	94,243	13,000	g	107,243
Total current assets	1,322,259	11,976,000	13,298,259	(1,753,000)		11,545,259
Non-current assets
P,P,&E	4,067,289	20,025,000	24,092,289	1,031,000	g	25,123,289
Accumulated depreciation	(1,176,622)	(12,698,000)	(13,874,622)	(599,000)	g	(14,473,622)
Total fixed assets	2,890,667	7,327,000	10,217,667	432,000		10,649,667
Other Assets
Trade Name			—	1,042,000	a	1,042,000
Non-compete agreement			—	500,000	a	500,000
New acquisition goodwill			—	19,458,000	a	17,416,000
				(1,975,000)	b
				(67,000)	g
Goodwill	222,321	96,000	318,321	(222,000)	b	96,321
Investment in affiliate	234,175		234,175	(234,000)	b	175
Deposits and other assets	108,009		108,009	—		108,009
Other assets		685,000	685,000	(503,000)	f	182,000
Other assets	564,505	781,000	1,345,505	17,999,000		19,344,505

Total assets	$4,777,431	$20,084,000	$24,861,431	$16,678,000		$41,539,431
Current Liabilities
Accounts payable	$465,020	$1,029,000	$1,494,020	$16,000	g	$1,510,020
Accrued expenses	238,046	1,287,000	1,525,046	55,000	g	1,580,046
Notes payable	200,000	147,000	347,000	2,500,000	a	2,647,000
				(200,000)	b
Other current liabilities	103,223	71,000	174,223	—		174,223
Total current liabilities	1,006,289	2,534,000	3,540,289	2,371,000		5,911,289
Non-current liabilities	431,799	1,341,000	1,772,799	(432,000)	b	1,340,799
Total liabilities	1,438,088	3,875,000	5,313,088	1,939,000		7,252,088
Equity
Equity	2,188,592	15,939,000	18,127,592	(2,189,000)	b	32,735,592
				17,300,000	c
				(503,000)	f
Non-controlling interest	1,150,751	270,000	1,420,751	(234,000)	b	1,551,751
				365,000	g
Total Equity	3,339,343	16,209,000	19,548,343	14,739,000		34,287,343

Total liabilities and equity	$4,777,431	$20,084,000	$24,861,431	$16,678,000		$41,539,431

Good Times Restaurants Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Twelve Months Ended September 30, 2014

	Historical Bad Daddy’s International, LLC	Audited Good Times Restaurants Inc.	Historical Subtotal	Total Pro Forma Adjustments		Pro Forma Consolidated Income Statement
Restaurant net sales	$12,191,693	$27,662,000	$39,853,693	$2,181,000	g	$42,034,693
Franchise fees and royalties	501,024	375,000	876,024	(167,000)	h	709,024
Total sales	12,692,716	28,037,000	40,729,716	2,014,000		42,743,716
Costs and expenses
Food and packaging costs (COS)	4,011,820	9,273,000	13,284,820	753,000	g	14,037,820
Payroll and other employee benefit costs	4,059,159	9,309,000	13,368,159	788,000	g	14,156,159
Occupancy and other restaurant costs	1,885,016	4,892,000	6,777,016	365,000	g	7,142,016
New store pre-opening costs	—	669,000	669,000	—		669,000
Depreciation & amortization	371,383	682,000	1,053,383	154,000	e	1,281,383
				74,000	g
SG&A expenses	1,072,865	3,351,000	4,423,865	72,000	g	4,995,865
				500,000	i
Franchise costs	420,498	96,000	516,498	21,000	g	370,498
				(167,000)	h
Loss (gain) on restaurant assets	—	(16,000)	(16,000)	—		(16,000)
Total costs and expenses	11,820,742	28,256,000	40,076,742	2,560,000		42,636,742
Income (loss) from operations	871,974	(219,000)	652,974	(546,000)		106,974
Non-operating income (expense)
Interest, net	(16,981)	5,000	(11,981)	(81,000)	d	(94,981)
				(2,000)	g
Other income (expense), net	—	(10,000)	(10,000)	(1,000)	g	(11,000)
Affiliate investment income (loss)	25,741	(146,000)	(120,259)	(26,000)	g	(146,259)
Total non-operating income (expense)	8,760	(151,000)	(142,240)	(110,000)		(252,240)
Net income (loss) before non-controlling interest	$880,735	$(370,000)	$510,735	$(656,000)		$(145,265)
Income (loss) attributable to non-controlling interest	51,377	(320,000)	(268,623)	(59,652)	g	(489,275)
				(161,000)	h
Net income (loss)	$932,112	$(690,000)	$242,112	$(876,652)		$(634,540)
Total common shares outstanding		8,256,591	8,256,591	2,375,000		10,631,591
Earnings per share		$(0.08)	$0.03	$(0.37)		$(0.06)

Good Times Restaurants Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Three Months Ended December 31, 2014

	Historical Bad Daddy’s International, LLC	Historical Good Times Restaurants Inc.	Historical Subtotal	Total Pro Forma Adjustments		Pro Forma Consolidated Income Statement
Restaurant net sales	$2,823,851	$7,766,000	$10,589,851	$521,000	g	$11,110,851
Franchise fees and royalties	156,716	89,000	245,716	(68,000)	h	177,716
Total sales	2,980,568	7,855,000	10,835,568	453,000		11,288,568
Costs and expenses
Food and packaging costs (COS)	959,465	2,749,000	3,708,465	176,000	g	3,884,465
Payroll and other employee benefit costs	939,224	2,657,000	3,596,224	179,000	g	3,775,224
Occupancy and other restaurant costs	469,820	1,338,000	1,807,820	85,000	g	1,892,820
New store pre-opening costs	212,751	237,000	449,751	—		449,751
Depreciation & amortization	84,351	221,000	305,351	39,000	e	360,351
				16,000	g
SG&A expenses	228,192	996,000	1,224,192	23,000	g	1,747,192
				500,000	i
Franchise costs	87,277	26,000	113,277	5,000	g	50,277
				(68,000)	h
Loss (gain) on restaurant assets	—	(6,000)	(6,000)			(6,000)
Total costs and expenses	2,981,080	8,218,000	11,199,080	955,000		12,154,080
Income (loss) from operations	(513)	(363,000)	(363,513)	(502,000)		(865,513)
Non-operating income (expense)
Interest, net	(602)	3,000	2,398	(20,000)	d	(17,602)
				—	g
Other income (expense), net	(11,629)	(2,000)	(13,629)	8,000	g	(5,629)
Affiliate investment income (loss)	10,996	1,000	11,996	(11,000)	g	996
Total non-operating income (expense)	(1,235)	2,000	765	(23,000)		(22,235)
Net income (loss) before non-controlling interest	$(1,748)	$(361,000)	$(362,748)	$(525,000)		$(887,748)
Income (loss) attributable to non-controlling interest	(1,818)	(49,000)	(50,818)	(25,673)	g	(75,691)
				800	h
Net income (loss)	$(3,566)	$(410,000)	$(413,566)	$(549,873)		$(963,439)
Total shares outstanding		9,443,080	9,443,080	2,375,000		11,818,080
Earnings per share		$(0.04)	$(0.04)	$(0.23)		$(0.08)

Description of Pro Forma Adjustments

a)

Adjustment to record the purchase price allocation, cash paid at closing and debt related to the acquisition.

b)

Elimination of excluded assets and liabilities and historical equity accounts of Bad Daddy’s International, LLC.

c)

Adjustment to record the issuance of $19,000,000 of shares related to acquisition and related $1.7 million of associated costs and the issuance of 2,375,000 shares of common stock.

d)

Adjustment to record interest expense related to note payable issued as part of acquisition.

e)

Adjustment to record amortization expense for intangible assets, based upon management’s estimated useful lives of ten years.

f)

Adjustment to reflect results of consolidation method rather than equity method of accounting for Bad Daddy’s Franchise Development, LLC.

g)

Adjustment to reflect results of consolidation method rather than equity method of accounting for the Winston-Salem, NC location.

h)

Adjustment to eliminate royalty/franchise fees from Bad Daddy’s International, LLC that are intercompany in nature on a combined basis and results of consolidation method rather than equity method of accounting.

i)

Adjustment for estimate of acquisition costs.

The Offering

The following summary is not intended to be complete. For a more detailed description of our common stock, see “Description of Capital Stock” in the accompanying prospectus.

Issuer	Good Times Restaurants Inc.

Common stock offered by us	2,375,000 shares, or 2,731,250 if the underwriters exercise their option in full to purchase additional shares of common stock.

Common stock to be outstanding immediately after this offering	11,836,739 shares, or 12,192,989 if the underwriters exercise their option in full to purchase additional shares of common stock.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $17.4 million, or approximately $20.1 million if the underwriters exercise their option to purchase additional shares from us in full, in each case based on the last reported sale price of our common stock on the NASDAQ Capital Market of $8.06 on April 24, 2015.

We intend to use the net proceeds of this offering, including any proceeds we may receive from the exercise by the underwriters of their option to purchase additional shares of common stock, and together with cash on hand, to fund the cash portion of our acquisition of BDI, pay related costs, fees and expenses and to fund additional development of new restaurants for both GTBFC and BDBB. See “Use of Proceeds.”

Directed Share Program

At our request, the underwriters have reserved up to 5.0% of the shares of common stock offered by this prospectus for sale, at the public offering price, to our directors, officers, employees, investors and their affiliated entities, and other individuals associated with us and members of their respective families. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. See “Underwriting”

NASDAQ Capital Market symbol	GTIM

Risk factors

You should consider carefully all of the information set forth in this prospectus supplement and the accompanying prospectus and in particular, the information under the heading “Risk Factors” prior to investing in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 9,461,739 shares outstanding as of April 24, 2015.

RISK FACTORS

Investment in our common stock involves risks. Before acquiring any shares of our common stock, you should carefully consider the risk factors set forth below, and those incorporated by reference to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014, as supplemented by our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014. The risks described below or incorporated by reference herein are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks or those incorporated by reference herein could materially and adversely affect our business, financial condition or results of operations. In such case, you could lose all or part of your original investment.

Risk Factors Relating to the Company as It Currently Exists

We have accumulated losses.

We have incurred losses in every fiscal year in our 27 years since inception except in four fiscal years. As of December 31, 2014, we had an accumulated deficit of $20,423,000. We may have a loss for the current fiscal year ending September 30, 2015.

If we are unable to continue to increase same-store sales at existing restaurants, our ability to attain profitability may be adversely affected.

We have increased same-store sales for the past 20 consecutive quarters. Additional same-store sales increases will depend in part on the success of our advertising and promotion of new and existing menu items and consumer acceptance. We cannot assure that our advertising and promotional efforts will in fact be successful. If our same-store sales decrease, and our other operating costs increase, our ability to attain profitability will be adversely affected.

New restaurants, when and if opened, may not be profitable, if at all, for several months.

We anticipate that our new restaurants, when and if opened, will generally take several months to reach normalized operating levels due to inefficiencies typically associated with new restaurants, including lack of market awareness, the need to hire and train a sufficient number of employees, operating costs which are often materially greater during the first several months of operation than thereafter, preopening costs and other factors. In addition, restaurants opened in new markets may open at lower average weekly sales volumes than restaurants opened in existing markets, and may have higher restaurant level operating expense ratios than in existing markets. Sales at restaurants opened in new markets may take longer to reach average annual company-owned restaurant sales, if at all, thereby affecting the profitability of these restaurants.

Our operations are susceptible to the cost of and changes in food availability which could adversely affect our operating results.

Our profitability depends in part on our ability to anticipate and react to changes in food costs. Various factors beyond our control, including adverse weather conditions, governmental regulation, production, availability, recalls of food products and seasonality may affect our food costs or cause a disruption in our supply chain. We enter into annual contracts with our chicken and other miscellaneous suppliers. Our contracts for chicken are fixed price contracts. Our contracts for beef are generally based on current market prices plus a processing fee. Changes in the price or availability of our all natural chicken or beef supply or other commodities could materially adversely affect our profitability. We cannot predict whether we will be able to anticipate and react to changing food costs by adjusting our purchasing practices and menu prices, and a failure to do so could adversely affect our operating results. In addition, we may not be able to pass along higher costs through price increases to our customers.

Macroeconomic conditions could affect our operating results.

The 2008-2009 economic downturn and continuing disruptions in the overall economy including the ongoing impacts of the housing crisis, high unemployment, and financial and market volatility, and the related declines in business and consumer confidence, adversely affected customer traffic and sales throughout the restaurant industry, including the Quick Service Restaurant (“QSR”) category. For example, our same store sales decreased in fiscal 2008, fiscal 2009 and the first ten months of fiscal 2010. If the economy experiences another downturn or there are continued uncertainties regarding economic recovery, consumer spending may be affected, which may adversely affect our sales in the future. A proliferation of heavy discounting by our major competitors may also negatively affect our sales and operating results.

Price increases may impact customer visits.

We may make price increases on selected menu items in order to offset increased operating expenses we believe will be recurring. Although we have not experienced significant consumer resistance to our past price increases, future price increases may deter customers from visiting our restaurants or affect their purchasing decisions.

The hamburger restaurant market is highly competitive.

The hamburger restaurant market is highly competitive. Our competitors in the QSR segment include many recognized national and regional fast-food hamburger restaurant chains, such as McDonald’s, Burger King, Wendy’s, Carl’s Jr., Sonic, Jack in the Box, Freddy’s and Culver’s. We also compete with small regional and local hamburger and other fast-food restaurants, many of which feature drive-through service. Most of our competitors have greater financial resources, marketing programs and name recognition than we do. Discounting by our QSR competitors may adversely affect the revenues and profitability of our restaurants.

While Bad Daddy’s Burger Bar operates in the “better burger” restaurant segment, it offers a relatively broad menu and competes with other full service restaurants such as Chili’s, Red Robin and other local and regional full service restaurants. Additionally, customers of both our Good Times Burgers & Frozen Custard restaurants and new Bad Daddy’s Burger Bar restaurants are also customers of fast casual hamburger restaurants such as Five Guys Burgers & Fries and Smashburger.

Sites for new restaurants may be difficult to acquire.

Locating our restaurants in high-traffic and readily accessible areas is an important factor for our success. Our Good Times Burgers & Frozen Custard drive-through restaurants require sites with specific characteristics and there are a limited number of suitable sites available in our geographic markets. We intend to continue to locate Bad Daddy’s Burger Bar restaurants in leased in-line and end-cap retail locations in contrast to freestanding locations for Good Times Burgers & Frozen Custard locations. Since suitable locations are in great demand, in the future we may not be able to obtain optimal sites for either of our restaurant concepts at a reasonable cost. In addition, we cannot assure you that the sites we do obtain will be successful.

If our franchisees cannot develop or finance new restaurants, build them on suitable sites or open them on schedule, our growth and success may be impeded.

Franchisees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and government approvals or meet construction schedules. From time to time in the past, we have agreed to extend or modify development schedules and we may do so in the future. Any of these problems could slow our growth and reduce our franchise revenues. Additionally, our franchisees depend upon financing from banks and other financial institutions in order to construct and open new restaurants. Difficulty in obtaining adequate financing adversely affects the number and rate of new restaurant openings by our franchisees and adversely affects our future franchise revenues. We do not presently have any franchised restaurants under development.

Our franchisees could take actions that could harm our business.

Franchisees are independent contractors and are not our employees. We provide training and support to franchisees; however, franchisees operate their restaurants as independent businesses. Consequently, the quality of franchised restaurant operations may be diminished by any number of factors beyond our control. Moreover, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other restaurant personnel. Our image and reputation, and the image and reputation of other franchisees, may suffer materially, and system-wide sales could significantly decline, if our franchisees do not operate successfully.

We depend on key management employees.

We believe our current operations and future success depend largely on the continued services of our management employees, in particular Boyd E. Hoback, our President and Chief Executive Officer, Scott LeFever, our Chief Operating Officer of Good Times Drive-Thru Inc., and Scott Somes, Chief Operating Officer of BD of Colorado, LLC. Although we have entered into an employment agreement with Mr. Hoback, he may voluntarily terminate his employment with us at any time. In addition, we do not currently maintain key-person insurance on Messrs. Hoback’s, LeFever’s, or Somes’ life. The loss of Messrs. Hoback’s, LeFever’s, or Somes’ services, or other key management personnel, could have a material adverse effect on our financial condition and results of operations.

Labor shortages could slow our growth or harm our business.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified, high-energy employees. Qualified individuals needed to fill these positions are in short supply in some areas. The inability to recruit and retain these individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants, which could harm our business. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs. Most of our employees are paid market wages on an hourly basis that are influenced by applicable minimum wage regulations. Accordingly, any increase in the minimum wage, whether state or federal, could have a material adverse impact on our business.

We are subject to extensive government regulation that may adversely hinder or impact our ability to govern various aspects of our business including our ability to expand and develop our restaurants.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food. Our failure to maintain necessary governmental licenses, permits and approvals, including food licenses, could adversely affect our operating results. Difficulties or failures in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants. Local authorities may suspend or deny renewal of our food licenses if they determine that our conduct does not meet applicable standards or if there are changes in regulations.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws govern minimum wage requirements, overtime pay, meal and rest breaks, unemployment tax rates, workers’ compensation rates, citizenship or residency requirements, child labor regulations and sales taxes. Additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits may increase our operating costs.

The federal Americans with Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons.

We are also subject to federal and state laws that regulate the offer and sale of franchises and aspects of the licensor-licensee relationship. Many state franchise laws impose restrictions on the franchise agreement, including limitations on non-competition provisions and the termination or non-renewal of a franchise. Some states require that franchise materials be registered before franchises can be offered or sold in the state.

Our Bad Daddy’s Burger Bar restaurants are also subject to state and local laws that regulate the sale of alcoholic beverages. Alcoholic beverage control regulations govern various aspects of these restaurants’ daily operations, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Typically, licenses to sell alcoholic beverages require annual renewal and may be suspended or revoked at any time for cause, the definition of which varies by locality. The failure of any of our Bad Daddy’s Burger Bar restaurants to timely obtain and maintain any required licenses, permits or approvals to serve alcoholic beverages could delay or prevent the opening of a new restaurant or prevent regular day-to-day operations, including the sale of alcoholic beverages, at a restaurant that is already operating, any of which would adversely affect our business.

Health concerns relating to the consumption of beef, chicken or other food products could affect consumer preferences and could negatively impact our results of operations.

Like other restaurant chains, consumer preferences could be affected by health concerns about the avian influenza, also known as bird flu, or the consumption of beef, the key ingredient in many of our menu items, or negative publicity concerning food quality, illness and injury generally, such as negative publicity concerning E. coli, “mad cow” or “foot-and-mouth” disease, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from one restaurant or a limited number of restaurants. This negative publicity may adversely affect demand for our food and could result in a decrease in customer traffic to our restaurants. If we react to the negative publicity by changing our concept or our menu we may lose customers who do not prefer the new concept or menu, and we may not be able to attract a sufficient new customer base to produce the revenue needed to make our restaurants profitable. In addition, we may have different or additional competitors for our intended customers as a result of a concept change and may not be able to compete successfully against those competitors. A decrease in customer traffic to our restaurants as a result of these health concerns or negative publicity or as a result of a change in our menu or concept could materially harm our business.

Risk Factors Relating to this Offering

The price of our common stock may fluctuate significantly.

The trading price of our shares of common stock has from time to time fluctuated widely and in the future may be subject to similar fluctuations. This volatility may affect the price at which you could sell your common stock. The market price of our common stock is likely to continue to be volatile and may fluctuate significantly in response to many factors, including:

•	operating results that vary from the expectations of management, securities analysts and investors;
•	developments in our business;
•	the operating and securities price performance of companies that investors consider to be comparable to us;
•	announcements of strategic developments, acquisitions and other material events by us or our competitors;
•	negative economic conditions that adversely affect the economy, commodity prices, the job market and other factors that may affect the markets in which we operate;
•	publication of research reports about us or the sectors in which we operate generally;
•	changes in market valuations of similar companies;
•	additions or departures of key management personnel;
•	actions by institutional shareholders;
•	speculation in the press or investment community; and
•	the realization of any of the other risk factors included in this prospectus supplement or the prospectus.

Holders of our common stock will be subject to the risk of volatile and depressed market prices of our common stock. In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects. It is impossible to assure investors in our common stock that the market price of our common stock will not fall in the future.

Sales of a substantial number of shares of our common stock in the public market by our existing shareholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise adequate capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of the shares of our common stock and/or dilute the value of shares of our common stock.

We are not restricted from issuing, and stockholder approval is not required in order to issue, additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock, except any stockholder approval required by The NASDAQ Capital Markets. We have in the past, and may in the future, sell such equity and equity-linked securities. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our shares of common stock. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our shares of common stock. The market price of our common stock may be adversely affected if we issue additional shares of our common stock.

You may not receive dividends on the shares of our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We have no plans to pay cash dividends on our common stock in the foreseeable future.

Provisions in our articles of incorporation and bylaws and provisions of Nevada law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

We are subject to anti-takeover laws for Nevada corporations. These anti-takeover laws prevent a Nevada corporation from engaging in a business combination with any stockholder, including all affiliates and associates of the stockholder, who is the beneficial owner of 10% or more of the corporation’s outstanding voting stock, for two years following the date that the stockholder first became the beneficial owner of 10% or more of the corporation’s voting stock, unless specified conditions are met. If those conditions are not met, then after the expiration of the two-year period the corporation may not engage in a business combination with such stockholder unless certain other conditions are met.

Our articles of incorporation and our bylaws contain a number of provisions that may deter or impede takeovers or changes of control or management. These provisions:

•	authorize our board of directors to establish one or more series of preferred stock the terms of which can be determined by the board of directors at the time of issuance;
•

do not allow for cumulative voting in the election of directors unless required by applicable law. Under cumulative voting a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•

state that special meetings of our stockholders may be called only by the chairman of the board of directors, the president or any two directors and must be called by the president upon the written request of the holders of 25 percent of the outstanding shares of capital stock entitled to vote at such special meeting; and

•	provide that the authorized number of directors is no more than seven, as determined by our board of directors.

These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and liquidation.

In the future, we may issue debt or equity securities or securities convertible into or exchangeable for equity securities, or we may enter into debt-like financing that is unsecured or secured by any or all of our properties. Such securities may be senior to our common stock with respect to distributions. In addition, in the event of our liquidation, our lenders and holders of our debt and preferred securities would receive distributions of our available assets before distributions to the holders of our common stock.

Risk Factors Relating to the BDI Acquisition

We may be unable to integrate the BDI business successfully and realize the anticipated benefits of the acquisition.

The acquisition of BDI involves the combination of two companies that currently operate as independent companies. We will be required to devote significant management attention and resources to integrating business practices, cultures and operations of each business. Potential difficulties we may encounter as part of the integration process include the following:

•	the inability to successfully combine our business with that of BDI in a manner that permits us to achieve the synergies and other benefits anticipated to result from the acquisition;
•

the challenge of integrating complex systems, operating procedures, regulatory compliance programs, technology, networks and other assets of BDI in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

•

potential unknown liabilities, liabilities that are significantly larger than we currently anticipate and unforeseen increased expenses associated with the acquisition, including cash costs to integrate the two businesses that may exceed the cash costs that we currently anticipate;

•	challenges coordinating geographically separate organizations; and
•	our potential inability to assume ownership of liquor licenses for the North Carolina stores.

Accordingly, the contemplated benefits of the BDI acquisition may not be realized fully, or at all, or may take longer to realize than expected.

BDI currently operates in a different geographic region from us and with which we have little familiarity.

BDBB restaurants have historically been concentrated in and around the mid-Atlantic region of the United States, whereas all of our Company-operated restaurants are located in Colorado. The mid-Atlantic region is a new market for us, and our unfamiliarity with the laws, regulatory environment, and employment conditions of a different geographic region may result in our having to devote significant expense as well as time and focus from our management team to effectively operate restaurants there.

We do not have a proven track record of operating in the “small box” better burger casual dining segment.

We have historically operated in the quick service restaurant segment, while BDBB operates in the “small box” better burger casual dining segment. We have operated a limited number of Bad Daddy’s Burger Bar restaurants since February 2014 and thus do not have a proven track record of operating in the “small box” better burger casual dining. Realizing the contemplated benefits from expanding into a new segment of casual dining may take significant time and resources and may depend upon our ability to successfully develop familiarity in the “small box” better burger casual dining segment.

.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $17.4 million, or approximately $20.1 million if the underwriters exercise their option to purchase additional shares of common stock from us in full, in each case after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and based on the last reported sale price of our common stock on the NASDAQ Capital Market of $8.06 on April 24, 2015.

We intend to use the net proceeds of this offering, including any proceeds we may receive from the exercise by the underwriters of their option, to purchase additional shares of common stock, and together with cash on hand, to fund the cash portion of our acquisition of BDI, pay related costs, fees and expenses and to fund additional development of new restaurants for both GTBFC and BDBB.

DIVIDEND POLICY AND MARKET FOR COMMON STOCK

Dividend Policy

We do not intend to declare dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements and compliance with debt covenants as well as other factors considered relevant by our board of directors.

Price Range of our Common Stock

Our common stock is traded on The NASDAQ Capital Market under the symbol “GTIM.” The high and low sales prices of our common stock, as reported by The NASDAQ Capital Market, for our two most recent fiscal years and for the recent portion of our current fiscal year are reported below.

	Price Range of Common Stock
Period	High	Low
Fiscal Year Ended September 30, 2013:
First Quarter	$3.38	$1.20
Second Quarter	3.48	2.26
Third Quarter	3.60	2.78
Fourth Quarter	3.41	2.00
Fiscal Year Ended September 30, 2014:
First Quarter	$2.93	$2.06
Second Quarter	3.12	2.50
Third Quarter	4.07	2.75
Fourth Quarter	6.12	2.92
Fiscal Year Ending September 30, 2015:
First Quarter	$7.75	$4.81
Second Quarter	8.73	6.60
Third Quarter (through April 24, 2015)	8.55	6.58

On April 24, 2015, the closing sale price of our common stock as reported on The NASDAQ Capital Market was $8.06.

As of April 24, 2015, there were approximately 183 record holders of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2014, on an actual basis, on an as adjusted basis to give effect to this offering and on a pro forma as adjusted basis to give further effect to the BDI acquisition. This table should be read in conjunction with our financial statements and the pro forma financial information, all of which is incorporated by reference in this prospectus supplement.

Pro Forma Total Capitalization(1)

	December 31, 2014
	(Unaudited)	(Unaudited)	(Unaudited)
	Historical	As adjusted	Pro forma
	In thousands, except number of shares

Cash & cash equivalents	$11,497	$28,797	$11,023
Long term debt	565	565	565

Preferred stock	—	—	—
Common stock - 9,443,080 shares issued and outstanding, actual; 11,818,080 issued and outstanding, as adjusted and pro forma	10	12	12
Paid in capital	36,352	53,648	54,206
Accumulated deficit	(20,423)	(20,423)	(21,350)
Good Times Restaurants Inc. stockholders’ equity	15,939	33,237	32,868
Non-controlling Interest	270	270	1,552
Total stockholders’ equity	$16,209	$33,507	$34,420
Total capitalization	$28,271	$45,571	$45,875

———————

(1)

A $1.00 increase (decrease) in the assumed public offering price of $8.06 per share (the closing price on April 24, 2015) would increase (decrease) cash and cash equivalents and total stockholders’ equity by $2.2 million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus supplement, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 300,000 shares in the number of shares offered by us, to a total of 2.675 million shares, together with a concurrent $1.00 increase in the assumed offering price of $8.06 per share, would increase each of cash and cash equivalents and total stockholders’ equity by $4.7 million. Similarly, a decrease of 300,000 shares in the number of shares offered by us, to a total of 2.075 million shares, together with a concurrent $1.00 decrease in the assumed offering price of $8.06 per share, would decrease each of cash and cash equivalents and total stockholders’ equity by $4.2 million. The information discussed above is illustrative only and will be adjusted based on the actual public offering price, actual number of shares and other terms of this offering determined at pricing.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement by and among Janney Montgomery Scott LLC, as representative for the underwriters named in the agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally and not jointly agreed to purchase from us, the number of shares of common stock set forth opposite its name in the table below:

Underwriter	Number of Shares
Janney Montgomery Scott LLC	[•]
Stephens Inc.	[•]
Dougherty & Company	[•]

Total	[•]

Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriting agreement provides that the underwriters’ obligations to purchase the common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $[•] per share. If all of the shares are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

We have granted the underwriters an option to purchase up to 356,250 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

			Total Without		Total With
	Per Share		Option Exercised		Option Exercised
Public offering price	$	[•]	$	[•]	$	[•]
Underwriting discount	$	[•]	$	[•]	$	[•]
Proceeds (before expenses) to us	$	[•]	$	[•]	$	[•]

We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000.

We, our executive officers and directors and certain affiliates thereof have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, without the prior written consent of Janney Montgomery Scott LLC. Immediately after this offering, 1,229,295 shares of common stock are beneficially owned by our executive officers and directors and certain affiliates thereof. However, Janney Montgomery Scott LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, Janney Montgomery Scott LLC may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the stockholder’s reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances during the term of this lock-up, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to 5.0% of the shares of common stock offered by this prospectus for sale, at the public offering price, to our directors, officers, employees, investors and their affiliated entities, and other individuals associated with us and members of their respective families. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock.

Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the option to purchase additional shares described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of our common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Capital Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Janney Montgomery Scott LLC acted as financial advisor to the Company, and rendered a fairness opinion, in connection with the Company’s proposed acquisition of the membership interests in Bad Daddy’s International, LLC, for which it received a customary fee.

In addition, certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their respective affiliates may actively trade our securities or loans for their own account or for the accounts of customers and, accordingly, the underwriters and their respective affiliates may at any time hold long or short positions in such securities or loans.

LEGAL MATTERS

Snell & Wilmer L.L.P., Denver, Colorado, will pass upon certain legal matters in connection with the offering of the common stock. Ballard Spahr LLP, Philadelphia, Pennsylvania, will pass upon certain legal matters for the underwriters in connection with the offering of the common stock.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014, have been so incorporated in reliance on the report of Hein & Associates LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Bad Daddy’s International, LLC, consisting of the consolidated balance sheets as of December 28, 2014 and December 29, 2013 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows have been audited by Farris Cooke & Associates PA, an independent registered public accounting firm, as stated in their report incorporated herein.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file reports, proxy statements and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our website address is http://www.goodtimesburgers.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Documents establishing the terms of the offered securities, are or may be filed as exhibits to the registration statement. Statements in this prospectus supplement or the prospectus about these documents are summaries, and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C. or through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any filings made by us with the SEC subsequent to the date hereof under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this prospectus supplement and the accompanying prospectus, until we sell all of the shares of common stock offered hereby or otherwise terminate this offering. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014 filed with the SEC on December 30, 2014;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2015, filed with the SEC on February 17, 2015, respectively;
•

our Current Reports on Form 8-K filed with the SEC on October 7, 2014, October 14, 2014, October 18, 2014, December 22, 2014, January 14, 2015, February 9, 2015, April 2, 2015, April 6, 2015, April 28, 2015 and April 28, 2015;

•

our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on December 29, 2014, to the extent incorporated by reference in our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014; and

•	the description of our common stock contained in our Registration of Certain Classes of Securities on Form 8-A, filed on May 14, 1990.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock offered hereby or otherwise terminate this offering, but excluding any information furnished to, rather than filed with, the SEC, including information furnished pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K, will also be incorporated by reference into this prospectus supplement and the accompanying prospectus and deemed to be part of this prospectus supplement and the accompanying prospectus from the date of the filing of such reports and documents.

Documents incorporated by reference are available from us without charge. You may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from:

Good Times Restaurants Inc.

141 Union Blvd, Suite 400

Lakewood, CO 80228

Attention: Corporate Secretary

(303) 384-1400

PROSPECTUS

$75,000,000 Shares of Common Stock

Good Times Restaurants Inc., a Nevada corporation (“us”, “we”, “our”, “Good Times” or the “Company”) may offer and sell from time to time, in one or more series or issuances and on terms that Good Times will determine at the time of the offering, the common stock described in this prospectus, up to an aggregate amount of $75,000,000.

As of March 9, 2015, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $65,967,422 based on 8,064,477 shares of outstanding common stock held by non-affiliates (compared to 9,461,739 shares of Common Stock outstanding including shares held by affiliates), at a price of $8.18 per share, which was the last reported sale price of our common stock on The NASDAQ Capital Market on March 9, 2015. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75,000,000. We have not sold any common stock pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus.

This prospectus may not be used to sell common stock unless accompanied by a prospectus supplement, which will describe the method and the terms of the offering. We will provide you with specific amount, price and terms of the offered common stock in one or more supplements to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus, before you purchase any of the common stock offered hereby.

The common stock may be offered and sold in separate offerings, to or through underwriters, dealers, and agents, or directly to purchasers. The names of any underwriters, dealers, or agents involved in the sale of our common stock, their compensation and any over-allotment options held by them will be described in the applicable prospectus supplement. See “Plan of Distribution.”

Our common stock is listed on The NASDAQ Capital Market under the symbol “GTIM”. On March 9, 2015, the last reported sales price of a share of our common stock on The NASDAQ Capital Market was $8.18.

——————————

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read “Risk Factors” on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

——————————

The date of this prospectus is March 10, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer or sell shares of our common stock in one or more offerings up to a total amount of $75,000,000.

This prospectus provides you with a general description of the common stock we may offer. Each time we sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change the information contained or incorporated in this prospectus.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable: the terms of the common stock offered; the initial public offering price; the price paid for the common stock; net proceeds; and the other specific terms related to the offering of the common stock.

The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) in making your investment decision. You should also read and consider the information contained in the documents identified under the heading “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in this prospectus.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the common stock, you should refer to the registration statement, including its exhibits.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or issuer free writing prospectus relating to a particular offering. We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of the common stock in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the common stock offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “Good Times” and similar terms refer to Good Times Restaurants Inc., a Nevada corporation, and its consolidated subsidiaries, including Good Times Drive-Thru Inc. (“Drive Thru”) and BD of Colorado LLC (“BD of Colo”). Both of Drive Thru and BD of Colo are wholly-owned subsidiaries of Good Times Restaurants Inc. Unless otherwise indicated or the context otherwise requires, financial and operating data in this prospectus reflect the consolidated business and operations of Good Times Restaurants Inc. and Drive Thru.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such statements are subject to the safe harbors created thereby. A forward-looking statement is neither a prediction nor a guarantee of future events. We try, whenever possible, to identify these forward-looking statements by using words such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “would,” and similar expressions. Forward-looking statements are related to, among other things:

•	business objectives and strategic plans;
•	operating strategies;
•	our ability to open and operate additional restaurants profitably and the timing of such openings;
•	restaurant and franchise acquisitions;
•	anticipated price increases;
•	expected future revenues and earnings, comparable and non-comparable restaurant sales, results of operations, and future restaurant growth (both company-owned and franchised);
•	estimated costs of opening and operating new restaurants, including general and administrative, marketing, franchise development and restaurant operating costs;
•	anticipated selling, general and administrative expenses and restaurant operating costs, including commodity prices, labor and energy costs;
•	future capital expenditures;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements;
•	the sufficiency of the supply of commodities and labor pool to carry on our business;
•	success of advertising and marketing activities;
•	the absence of any material adverse impact arising out of any current litigation in which we are involved;
•	impact of the adoption of new accounting standards and our financial and accounting systems and analysis programs;
•	expectations regarding competition and our competitive advantages;
•	impact of our trademarks, service marks, and other proprietary rights; and
•	effectiveness of our internal control over financial reporting.

Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, such expectations may prove to be materially incorrect due to known and unknown risks and uncertainties.

In some cases, information regarding certain important factors that could cause actual results to differ materially from any forward-looking statements appears together with such statement. In addition, the factors described under Critical Accounting Policies and Estimates in Part II, Item 7, and Risk Factors in Part I, Item 1A in our most recent Annual Report on Form 10-K, as well as other possible factors not listed, could cause actual results to differ materially from those expressed in forward-looking statements, including, without limitation, the following: concentration of restaurants in certain markets and lack of market awareness in new markets; changes in disposable income; consumer spending trends and habits; increased competition in the quick service restaurant market; costs and availability of food and beverage inventory; our ability to attract qualified managers, employees, and franchisees; changes in the availability of capital or credit facility borrowings; costs and other effects of legal claims by employees, franchisees, customers, vendors, stockholders and others, including settlement of those claims; effectiveness of management strategies and decisions; weather conditions and related events in regions where our restaurants are operated; and changes in accounting standards, policies and practices or related interpretations by auditors or regulatory entities.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including the “Risk Factors” section and the other documents we refer to and incorporate by reference, in order to understand this offering fully. In particular, we incorporate important business and financial information into this prospectus by reference.

The Company

Overview

Good Times Restaurants Inc., a Nevada corporation (the “Company”), was organized in 1987. Through our wholly-owned subsidiary, Good Times Drive Thru Inc., a Colorado corporation (“Drive Thru”), we are engaged in the business of developing, owning, operating and franchising hamburger-oriented drive-through restaurants under the name Good Times Burgers & Frozen Custard. Most of our Good Times restaurants are located in the front-range communities of Colorado but we also have franchised restaurants in Wyoming. Over the past three years we have experienced significant growth in our same store sales in our Good Times Burgers & Frozen Custard restaurants which has led to significant improvement in our operating margins and the profitability of the Company.

In fiscal 2013, we entered into a series of agreements with Bad Daddy’s International, LLC, a North Carolina limited liability company (“BDI”), and Bad Daddy’s Franchise Development, LLC, a North Carolina limited liability company (“BDFD”), to acquire the exclusive development rights for Bad Daddy’s Burger Bar restaurants in Colorado, additional restaurant development rights for Arizona and Kansas through our wholly owned subsidiary BD of Colorado LLC (“BD of Colo”), and a 48% voting ownership interest in the Bad Daddy’s Burger Bar franchisor entity, BDFD. During fiscal 2014, we exchanged the development rights for Arizona for the development rights for Oklahoma.

BD of Colo is engaged in the business of developing, owning and operating full service hamburger-oriented restaurants under the name Bad Daddy’s Burger Bar. The Company manages BDFD under a management agreement and BDFD is engaged in the business of franchising Bad Daddy’s Burger Bar restaurants in certain targeted markets across the country. We do not consolidate the operations of BDFD in our financial statements and account for our 48% ownership interest under the equity method of accounting.

BD of Colo opened two Bad Daddy’s restaurants during fiscal 2014 and a third in January 2015 in the Denver metropolitan area. Subsequent to fiscal year end, Drive Thru opened one new Good Times restaurant on November 20, 2014 and closed on the purchase of land for development of an additional Good Times restaurant expected to open in the Spring of 2015.

During fiscal 2014 and subsequent to fiscal year end, we have also significantly increased the equity of the Company through the exercise of Series A, Series B and Underwriter Warrants.

Company Information

Our principal executive offices are located at 601 Corporate Circle, Golden, Colorado 80401, and our telephone number is (303) 384-1400.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent quarterly reports on Form 10-Q and current reports on Form 8-K that we have filed or will file with the SEC, and in documents which are incorporated by reference into this prospectus, as well as the risk factors and other information contained in or incorporated by reference into the applicable prospectus supplement and any related free writing prospectus.

If any of these risks were to occur, our business, affairs, prospects, assets, financial condition, results of operations and cash flows could be materially and adversely affected. If this occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The prospectus supplement applicable to each offering of common stock will contain additional information about risks applicable to an investment in us and the common stock. For more information about our SEC filings, please see “Where You Can Find More Information.”

USE OF PROCEEDS

Unless otherwise indicated in the prospectus supplement, we will use the net proceeds from this offering for general corporate purposes.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

As of March 9, 2015, 9,461,739 shares of our common stock were issued and outstanding. All outstanding shares of common stock are validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our articles of incorporation do not provide for cumulative voting in the election of directors unless required by applicable law. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our Board of Directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our articles of incorporation provide that our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock. Our Board of Directors will be able to issue preferred stock in one or more series and determine the voting powers, preferences and relative, participating, optional and other special rights of the shares of any such series of preferred stock, and the qualifications, limitations, and restrictions of such shares, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price for our common stock and could delay, deter or prevent a change in control of the Company.

Our Board of Directors previously designated 1,000,000 shares of preferred stock as “Series A Convertible Preferred Stock,” 1,240,000 shares of preferred stock as “Series B Convertible Preferred Stock,” and 473,934 shares of preferred stock as “Series C Convertible Preferred Stock.” No shares of Series A Convertible Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock are currently outstanding.

Provisions of Our Articles of Incorporation and Bylaws and Nevada Law that May Have an Anti-Takeover Effect

We are subject to anti-takeover laws for Nevada corporations. These anti-takeover laws prevent a Nevada corporation from engaging in a business combination with any stockholder, including all affiliates and associates of the stockholder, who is the beneficial owner of 10% or more of the corporation’s outstanding voting stock, for two years following the date that the stockholder first became the beneficial owner of 10% or more of the corporation’s voting stock, unless specified conditions are met. If those conditions are not met, then after the expiration of the two-year period the corporation may not engage in a business combination with such stockholder unless certain other conditions are met.

Our articles of incorporation and our bylaws contain a number of provisions that may deter or impede takeovers or changes of control or management. These provisions:

•	authorize our Board of Directors to establish one or more series of preferred stock the terms of which can be determined by the Board of Directors at the time of issuance;
•

do not allow for cumulative voting in the election of directors unless required by applicable law. Under cumulative voting a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors;

•

state that special meetings of our stockholders may be called only by the Chairman of the Board, the president or any two directors and must be called by the president upon the written request of the holders of 25 percent of the outstanding shares of capital stock entitled to vote at such special meeting; and

•	provide that the authorized number of directors is no more than seven, as determined by our Board of Directors.

These provisions, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to stockholders for their common stock.

Limitations on Liability and Indemnification of Officers and Directors

Nevada law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our articles of incorporation and bylaws include provisions that eliminate, to the extent allowable under Nevada law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our articles of incorporation and bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Nevada law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We do not currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our articles of incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. Nevada law does not require stockholder approval for any issuance of authorized shares. However, the NASDAQ listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing of our Common Stock

Our common stock is listed on The NASDAQ Capital Market under the symbol “GTIM. On March 9, 2015, the last reported sale price for our common stock as reported on The NASDAQ Capital Market was $8.18 per share.

Transfer Agent

Our transfer agent is Computershare Trust Company, 250 Royall Street, Canton, Massachusetts 02021.

PLAN OF DISTRIBUTION

We may, from time to time, sell the shares of common stock offered through this prospectus (i) to or through underwriters or dealers, (ii) directly to purchasers, including our affiliates, (iii) through agents, or (iv) through a combination of any these methods. The common stock may be distributed at a fixed price or prices, which may be changed, market prices prevailing at the time of sale, prices related to the prevailing market prices, or negotiated prices. The prospectus supplement will include the following information:

•	the terms of the offering;
•	the names of any underwriters or agents;
•	the name or names of any managing underwriter or underwriters;
•	the purchase price of the common stock;
•	the net proceeds from the sale of the common stock;
•	any delayed delivery arrangements;
•	any underwriting discounts, commissions or agency fees and other items constituting underwriters’ or agents’ compensation;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any commissions paid to agents.

We may engage in at-the-market offerings into an existing trading market in accordance with Rule 415(a)(4). Any at-the-market offering will be through an underwriter or underwriters acting as principal or agent for us.

Sale Through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the common stock for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the common stock from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the common stock in order to facilitate transactions in any of our other securities, including other public or private transactions and short sales. Underwriters may offer common stock to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the prospectus supplement, the obligations of the underwriters to purchase the common stock will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered shares of common stock if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of common stock offered through this prospectus, we will sell the common stock to them as principals. They may then resell such common stock to the public at varying prices determined by the dealers at the time of resale. The prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the common stock offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such common stock may also be sold through agents designated from time to time. The prospectus supplement will name any agent involved in the offer or sale of the offered common stock and will describe any commissions payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the common stock directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of such common stock. The terms of any such sales will be described in the prospectus supplement.

Delayed Delivery Contracts

If the prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common stock at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Our common stock is listed on the NASDAQ Capital Market. Any underwriters who are qualified market makers on the NASDAQ Capital Market may engage in passive market making transactions on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Any underwriter may also engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time. These transactions may be effected on the NASDAQ Capital Market or otherwise.

Derivative Transactions and Hedging

We, the underwriters or other agents may engage in derivative transactions involving the common stock. These derivatives may consist of short sale transactions and other hedging activities. The underwriters or agents may acquire a long or short position in the common stock, hold or resell common stock acquired and purchase options or futures on the common stock and other derivative instruments with returns linked to or related to changes in the price of the common stock. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters or agents. The underwriters or agents may effect the derivative transactions through sales of the common stock to the public, including short sales, or by lending the common stock in order to facilitate short sale transactions by others. The underwriters or agents may also use the common stock purchased or borrowed from us or others (or, in the case of derivatives, common stock received from us in settlement of those derivatives) to directly or indirectly settle sales of the common stock or close out any related open borrowings of the common stock.

Electronic Auctions

We may also make sales through the Internet or through other electronic means. Since we may from time to time elect to offer common stock directly to the public, with or without the involvement of agents, underwriters or dealers, utilizing the Internet or other forms of electronic bidding or ordering systems for the pricing and allocation of such common stock, you will want to pay particular attention to the description of that system we will provide in a prospectus supplement.

Such electronic system may allow bidders to directly participate, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms and conditions at which such common stock are sold. These bidding or ordering systems may present to each bidder, on a so-called “real-time” basis, relevant information to assist in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder’s individual bids would be accepted, prorated or rejected.

Upon completion of such an electronic auction process, common stock will be allocated based on prices bid, terms of bid or other factors. The final offering price at which common stock would be sold and the allocation of common stock among bidders would be based in whole or in part on the results of the Internet or other electronic bidding process or auction.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

The maximum consideration or discount to be received by any Financial Industry Regulatory Authority, or FINRA, member or independent broker dealer may not exceed 8.0% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of shares of the Company’s common stock as of March 9, 2015 by each person known by the Company to be the beneficial owner of more than five percent of the shares of the Company’s common stock, each director and each executive officer named in the Summary Compensation Table in the Company’s proxy statement, and all directors and executive officers as a group. The address for the principal stockholders and the directors and officers is 601 Corporate Circle, Golden, CO 80401.

Holder:	Number of shares beneficially owned**	Percent of class[1]
Principal stockholders:
Small Island Investments Ltd.	494,236[2]	5.22%
Hoak Public Equities, LP	640,100[3]	6.77%
REST Redux, LLC	800,000[4]	8.46%
Manatuk Hill Partners, LLC	734,3005	7.76%
The Erie Co. Investment Co.	338,730[6]	3.58%
Directors and Officers:
Geoffrey R. Bailey-Director	20,432[7]	*
Robert J. Stetson-Director	880,000[8]	9.30%
Gary J. Heller-Director	12,667[9]	*
Boyd E. Hoback-Director/Officer	59,862[10]	*
Steven M. Johnson-Director	25,000	*
Susan M. Knutson-Officer	11,556[11]	*
Scott G. LeFever-Officer	18,936[12]	*
Alan A. Teran-Director	41,235[13]	*
Eric Reinhard-Director	114,034[14]	1.20%
All directors and executive officers as a group (9 persons including all those named above)	1,183,722[15]	12.35%

———————

[1]	Based on 9,461,739 shares of Common Stock outstanding as of March 9, 2015.
[2]	Based on information reported directly to the Company.
[3]

The information as to Hoak Public Equities, LP (“Hoak”) and entities controlled directly or indirectly by Hoak is derived in part from Schedule 13D, as filed with the SEC on May 2, 2014 and as amended on October 10, 2014, December 5, 2014 and February 20, 2015 and as otherwise notified directly to the Company.

[4]

The information as to REST Redux, LLC (“ReRe”) and entities controlled directly or indirectly by ReRe is derived in part from Schedule 13D, as filed with the SEC on May 2, 2014 and as amended October 10, 2014 and January 14, 2015.

[5]

The information as to Manatuk Hill Partners, LLC (“Manatuk”) and entities controlled directly or indirectly by Manatuk is derived in part from Schedule 13G, as filed with the SEC on September 16, 2014 and as amended on February 17, 2015.

[6]

Geoffrey R. Bailey is a director and executive officer of The Erie County Investment Co. Because of his ownership of only 24% of the voting shares of The Erie County Investment Co., Paul T. Bailey disclaims beneficial ownership of the shares of Common Stock held by The Erie County Investment Co.

[7]	Includes 15,999 shares underlying presently exercisable stock options.
[8]

Includes shares of Common Stock held beneficially by ReRe. Mr. Stetson is the President of REIT Redux GP, LLC, which is the general partner of the controlling member of ReRe. Also includes 80,000 shares of common stock held directly by Mr. Stetson.

[9]	Includes 12,667 shares underlying presently exercisable stock options.
[10]	Includes 38,865 shares underlying presently exercisable stock options.
[11]	Includes 11,556 shares underlying presently exercisable stock options.
[12]	Includes 18,936 shares underlying presently exercisable stock options.
[13]	Includes 9,000 shares underlying presently exercisable stock options and 2,000 shares held in the entity Termar Enterprises, Inc. (“Termar”). Mr. Teran is the President of Termar.
[14]	Includes 18,167 shares underlying presently exercisable stock options.
[15]

Does not include shares of Common Stock held beneficially by The Erie County Investment Co. If those shares were included, the number of shares of Common Stock beneficially held by all directors and executive officers as a group would be 1,522,452 and the percentage of the class would be 15.89%.

*	Less than one percent.
**

Under SEC rules, beneficial ownership includes shares over which the individual or entity has voting or investment power and any shares which the individual or entity has the right to acquire within sixty days.

EXPERTS

The consolidated financial statements of Good Times Restaurants Inc. appearing in Good Times Restaurants Inc.’s Annual Report (Form 10-K/A) for the year ended September 30, 2014 (including schedules appearing therein) have been audited by Hein & Associates LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Hein & Associates LLP pertaining to such financial statements as of the date (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Snell & Wilmer L.L.P.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

SEC rules allow us to “incorporate by reference” into this prospectus much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus. These documents may include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. You should read the information incorporated by reference because it is an important part of this prospectus.

This prospectus incorporates by reference the documents listed below, other than those documents or the portions of those documents deemed to be furnished and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2014, filed on December 30, 2014;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2014, filed on February 17, 2015;
•	our Current Reports on Form 8-K filed on January 14, 2015 and February 9, 2015;
•	our Definitive Proxy Statement on Schedule 14A filed on December 29, 2014, in connection with our 2015 Annual Meeting of Stockholders; and
•	the description of our Common Stock contained in our Registration of Certain Classes of Securities on Form 8-A, filed on May 14, 1990.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the securities. These documents may include annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that we incorporate by reference in this prospectus contained in the registration statement (except exhibits to the documents that are not specifically incorporated by reference) at no cost to you, by writing or calling us at: Good Times Restaurants Inc., Attn: Corporate Secretary, 601 Corporate Circle, Golden, Colorado 80401, telephone number (303) 384-1400. Information about us is also available at our website at www.goodtimesburgers.com. However, the information in our website is not a part of this prospectus and is not incorporated by reference into this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Such reports, proxy statements and other information filed by us are available to the public free of charge at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. Copies of certain information filed by us with the SEC are also available on our website at www.goodtimesburgers.com.